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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
           (Amendment No. 1 to Schedule 13D filed on March 26, 1999)*

                  PRINTONTHENET.COM, INC. f/k/a NET LNNX, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    74257M106
                                    ---------
                                 (CUSIP Number)

                               Denise Reeder, Esq.
                             Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 26, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO: 7425M106                                                   Page 2 of 5
Amendment No. 1 to Schedule 13D filed with the Commission on March 26, 1999.

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Benjamin Rogatinsky
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) | |
                                                                         (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          00
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 | |

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF                       11,260,825
SHARES                   -------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
OWNED BY                        -0-
EACH                     -------------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON                          11,260,825
WITH                     -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,260,825
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.86%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------

Schedule 13D/A                                                       Page 3 of 5

Amendment No. 1 to Schedule 13D filed with the Commission by the Reporting Person on March 26, 1999.


ITEM 1:  SECURITY AND ISSUER:

         1(a)     Common Stock, $.001 par value.

         1(b) PrintOnTheNet.com, Inc. (the "Issuer"), 4491 S. State Road 7, Suite 200, Fort Lauderdale, Florida 33314.


ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)     Benjamin Rogatinsky

         2(b)     4491 S. State Road 7, Suite 200, Fort Lauderdale, Florida
                  33314.

         2(c) Director, Chairman and Chief Executive Officer of PrintOnTheNet.com, Inc., 4491 S. State Road 7, Suite 200, Fort Lauderdale, Florida 33314.

         2(d)     None

         2(e)     None

         2(f)     United States Citizen


ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Common Stock of the Issuer was acquired as the result of the merger of Net Lnnx, Inc., a Pennsylvania corporation ("Net Lnnx"), with and into the Issuer in July 1999 (the "Merger"). Reporting Person's shares in Net Lnnx were exchanged for Issuer's (a) Common Stock at a ratio of 1:1 and (b) Preferred Stock at a ratio of 1:7.207 shares of Common Stock, for a total of 11,260,825 shares of the Issuer's Common Stock.


ITEM 4:  PURPOSE OF TRANSACTION

         As stated in Item 3, Reporting Person acquired the Issuer's Common Stock as a result of the Merger of Net Lnnx with and into the Issuer and, in connection with the Merger, the conversion of all the outstanding shares in Net Lnnx held by the Reporting Person into shares of Common Stock of the Issuer. Reporting Person, at the time of the Merger, did not intend to acquire any additional securities of the Issuer, nor were any sales, transfers or extraordinary corporate transactions contemplated other than the Merger. At the time of the Merger, (i) Reporting Person and two other directors were, and continue to serve, on the Board of Directors of the Issuer, (ii) no additional plans to alter the then present board of directors were contemplated, (iii) other than those changes contemplated by the Merger, no additional plans to alter the charter or bylaws were contemplated and no material change in the Issuer's then present capitalization or dividend policy occurred, (iv) the Merger did not result in any class of the Issuer's securities being delisted or ceasing to be authorized to be quoted in any inter-dealer quotation system, and
(v) the Merger did not result in any class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act nor were any action similar to those listed above

Schedule 13D/A                                                       Page 4 of 5

Amendment No. 1 to Schedule 13D filed with the Commission by the Reporting Person on March 26, 1999.

contemplated. The sole purpose of the Merger was to reincorporate Net Lnnx in the State of Delaware, the State of Incorporation of PrintOnTheNet.com, Inc., the survivor of the Merger.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) According to the Issuer's Preliminary Schedule 14C Information Statement filed with the Securities and Exchange Commission (the "Commission") on January 6, 2000, it had 27,560,456 shares of Common Stock outstanding as of January 5, 2000.

         5(b) Reporting Person has sole power to vote and sole dispositive power over 11,260,825.

         5(c) Other than the acquisition of 11,260,825 shares which is the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

         5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

         5(e) Not applicable.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Agreement and Plan of Merger for the merger of Net Lnnx with and into the Issuer was approved by the shareholders of Net Lnnx on July 26, 1999 resulting in the reincorporation of Net Lnnx in the State of Delaware.

         Although the Reporting Person acted together with the other shareholders of Net Lnnx in entering into the Agreement, the Reporting Person disclaims that such action constitutes membership in a group that has been formed for the purpose of acquiring, holding, disposing or voting equity securities of the Issuer.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger dated as of July 26, 1999 (Incorporated by reference from Exhibit A to Form DEF 14A filed with the Commission on July 12, 1999).

Schedule 13D/A                                                       Page 5 of 5

Amendment No. 1 to Schedule 13D filed with the Commission by the Reporting Person on March 26, 1999.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


01/13/00                                    /s/ Benjamin Rogatinsky
--------------                              ------------------------------------
Date                                        Signature


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)